# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NFT Ltd, CIK 0001958713
CUSIP: G6363T123
Title of class of securities: Class A Ordinary Shares, par value US$0.04 per share
Address of issuer's principal executive offices: OFFICE Q 11TH FLOOR, KINGS WING PLAZA 2, NO. 1 KWAN ST., SHA TIN, NEW TERRITORIES, HONG KONG, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 08/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 53,060; shared voting power 0; sole dispositive power 53,060; shared dispositive power 0; aggregate amount beneficially owned 53,060 (9.9% of the class)

## Item 1. Issuer
Name of issuer: NFT Ltd
Address of issuer's principal executive offices: OFFICE Q 11TH FLOOR, KINGS WING PLAZA 2, NO. 1 KWAN ST., SHA TIN, NEW TERRITORIES, HONG KONG, HONG KONG, 999077.

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence: 1205 Franklin Avenue, Garden City, New York 11530
Citizenship: New York Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 53,060 Class A Ordinary Shares, consisting of 32,654 Class A Ordinary Shares held by the Reporting Person and 20,406 Class A Ordinary Shares issuable upon exercise of warrants held by the Reporting Person, after giving effect to the 9.99% beneficial ownership limitation applicable to such warrants. Does not include an aggregate of 145,986 Class A Ordinary Shares issuable upon exercise of warrants that have been excluded due to the 9.99% beneficial ownership limitation applicable to such warrants.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 53,060
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 53,060
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (08/24/2026)